As part of a reorganization to simplify corporate structure, Myrtle Grove Ventures LLC transferred its majority ownership interest in Steward Realty Trust, Inc., along with other subsidiaries owned by Myrtle Grove Ventures LLC, to an intra-group holding company, Steward Holdings (US) Inc., a Public Benefit Corporation ("Steward Holdings"). Steward Holdings acquired 47,942 Class B shares in Steward Realty Trust, Inc. from Myrtle Grove Ventures LLC.